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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                VALLEY COMMUNITY BANCSHARES, INC. (The "Issuer")
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    91951F104
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                                 (CUSIP Number)


                                 April 29, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1(b)

/X/      Rule 13d-1(c)

/ /      Rule 13d-1(d)

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1.       Name of Reporting Person.
         I.R.S. Identification Nos. of above persons (entities only).

                  David H. Brown

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      N/A
         (b)      N/A

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3.       SEC Use Only ..........................................................

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4.       Citizenship or Place of Organization:  United States citizen

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                         5.       Sole Voting Power:  21,428 shares
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                         6.       Shared Voting Power:  41,402 shares
Number of Shares         -------------------------------------------------------
Beneficially Owned by    7.       Sole Dispositive Power:  21,428 shares
Each Reporting Person    -------------------------------------------------------
With                     8.       Shared Dispositive Power: 41,402 shares

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  62,830
         shares

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions):  N/A

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11.      Percent of Class Represented by Amount in Row (9):  5.5%

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12.      Type of Reporting Person (See Instructions):  IN


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1.       Name of Reporting Person.
         I.R.S. Identification Nos. of above persons (entities only).

                  Thomas R. Absher

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      N/A
         (b)      N/A

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3.       SEC Use Only ..........................................................

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4.       Citizenship or Place of Organization:  United States citizen

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                         5.       Sole Voting Power:  50,129 shares
                         -------------------------------------------------------
                         6.       Shared Voting Power:  6,574 shares
Number of Shares         -------------------------------------------------------
Beneficially Owned by    7.       Sole Dispositive Power:  50,129 shares
Each Reporting Person    -------------------------------------------------------
With                     8.       Shared Dispositive Power: 6,574 shares

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  56,703
         shares

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions):  N/A

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11.      Percent of Class Represented by Amount in Row (9):  5.0%

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12.      Type of Reporting Person (See Instructions):  IN

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================================================================================
1.       Name of Reporting Person.
         I.R.S. Identification Nos. of above persons (entities only).

                  Charles R. Wadsworth

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (c)      N/A
         (d)      N/A

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3.       SEC Use Only ..........................................................

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4.       Citizenship or Place of Organization:  United States citizen

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                         5.       Sole Voting Power:  N/A
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                         6.       Shared Voting Power: 57,220 shares
Number of Shares         -------------------------------------------------------
Beneficially Owned by    7.       Sole Dispositive Power:  N/A
Each Reporting Person    -------------------------------------------------------
With                     8.       Shared Dispositive Power: 57,220 shares

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  57,220
         shares

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions):  N/A

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11.      Percent of Class Represented by Amount in Row (9):  5.1%

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12.      Type of Reporting Person (See Instructions):  IN

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ITEM 1.

         The name and address of the issuer is:

         (a)      Valley Community Bancshares, Inc.

         (b)      1307 East Main
                  P.O. Box 578
                  Puyallup, WA 98372

ITEM 2.

This statement is being filed by David H. Brown, Thomas R. Absher, and Charles
R. Wadsworth. The addresses of David H. Brown, Thomas R. Absher, and Charles R. Wadsworth are:

         (a)      David H. Brown, Thomas R. Absher & Charles R. Wadsworth
         (b)      1307 East Main
                  P. O. Box 578
                  Puyallup, WA  98372

         (c)      The above persons are all United States citizens.

         (d) The class of equity securities to which this statement relates is the Common Stock, $1 par value, of Valley Community Bancshares, Inc. ("Common Stock).

         (e)      The Issuer's CUSIP number is 91951F104.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING AS A:

         (a)    / /  Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o).

         (b)    / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).

         (c)    / /  Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c).

         (d)    / /  Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)    / /  An investment adviser in accordance with Section
                     240.13d-1(b)(1)(ii)(E);

         (f)    / /  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)    / /  A parent holding company or control person in accordance with Section 240.13d-1)(b)(1)(ii)(G);

         (h)    / /  A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);


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         (i)    / /  A church plan that is excluded from the definition of an investment company under section 3(C)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)    / /  Group, in accordance with Section 240.13d-1-(b)(1)(ii)(J).


ITEM 4.    OWNERSHIP

         (a) As of the close of business on April 15, 2000, David H. Brown beneficially owned 62,830 shares of Common Stock, Thomas R. Absher beneficially owned 56,703 shares of Common Stock, and Charles R. Wadsworth beneficially owned 57,220 shares of Common Stock.

         (b) The number of shares of Common Stock beneficially owned by David H. Brown constitutes approximately 5.5 percent of the outstanding shares of the Issuer's Common Stock. The number of shares of Common Stock beneficially owned by Thomas R. Absher constitutes approximately 5.0 percent of the outstanding shares of the Issuer's Common Stock. The number of shares of Common Stock beneficially owned by Charles R. Wadsworth constitutes approximately 5.1 percent of the outstanding shares of the Issuer's Common Stock.

         (c) David H. Brown has the sole power to vote and the sole power to dispose of 21,428 shares of Common Stock beneficially owned by him, and shares the power to vote and dispose of 41,402 shares of Common Stock beneficially owned by him but jointly held by Mr. Brown and Mr. Brown's spouse. Thomas R. Absher has the sole power to vote and the sole power to dispose of 50,129 shares of Common Stock beneficially owned by him, and shares the power to vote and dispose of 6,574 shares of Common Stock beneficially owned by him but jointly held by Mr. Absher and Mr. Absher's spouse. Charles R. Wadsworth has the shared power to vote and the shared power to dispose of all 57,220 shares of Common Stock that are beneficially owned by him, and that are held in the name of the Wadsworth Family Limited Partnership, a limited partnership of which Mr. Wadsworth and Mr. Wadsworth's spouse are the sole general partners.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE.


ITEM 10.  CERTIFICATION.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                      March 15, 2000
                                               ---------------------------------
                                                          (Date)

                                                     /s/ David H. Brown
                                               ---------------------------------
                                               David H. Brown, President
                                               Valley Community Bancshares, Inc.

                                                      March 15, 2000
                                               ---------------------------------
                                                           (Date)

                                                   /s/ Charles R. Wadsworth
                                               ---------------------------------
                                               Charles R. Wadsworth

                                                      March 15, 2000
                                               ---------------------------------
                                                           (Date)

                                                    /s/ Thomas R. Absher
                                               ---------------------------------
                                               Thomas R. Absher


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